September 27, 2005

Ms. Angela Jackson

Senior Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Northern Trust Corporation Form 10-K for the fiscal year ended December 31, 2004

Filed March 14, 2005

File No. 0-05965

Dear Ms. Jackson:

We have reviewed your letter of September 13, 2005, commenting on certain disclosures made by Northern Trust Corporation (“Northern Trust” or “Corporation”) in its Form 10-K for the fiscal year ended December 31, 2004. The following are the responses of Northern Trust to the comments of the Securities and Exchange Commission (the “Commission”).

In the following, the Commission staff’s comments are reproduced in bold typeface and Northern Trust’s response is set forth below each comment in regular typeface.

Note 18 – Other Operating Income and Expenses, page 83

1.	We note in your disclosure that other income in 2002 included gains of $8.5 million from the sale of leased equipment at the end of the scheduled lease terms and a $4.6 million write-off of the residual value of an aircraft leased to United Airlines. Please provide the following information to us relating to your leasing activities:

•	Tell us to what extent you engage in leasing activities and describe the types and classification of leases to which you are party.

Response: Northern Trust’s leasing activities as a lessor are conducted through Norlease, Inc. (Norlease), a leasing subsidiary of The Northern Trust Company, the Corporation’s principal subsidiary. Through Norlease, the Corporation underwrites single investor/direct finance and leveraged leases having an average transaction size of approximately $6 million. The Corporation’s lease financing portfolio as of December 31, 2004 totaled $1,221.8 million and was comprised of $831.1 million

Ms. Angela Jackson

Senior Accountant

U.S. Securities and Exchange Commission

September 27, 2005

classified as leveraged leases and $390.7 million classified as single investor/direct finance leases. By type of equipment leased, railroad equipment represented $481.7 million or 39% of the total lease financing portfolio and aircraft leases represented $419.8 million or 34% of the total lease financing portfolio. The remaining $320.3 million of lease receivables primarily relate to the financing of trucks and trailers, facilities and industrial assets.

•	Tell us how you determine the residual values of leased assets at the end of the lease term.

Response: End of lease term residual value estimates are established at the inception of the related lease term based on equipment-specific market analyses conducted through accredited third-party appraisers, secondary market comparables provided by pre-owned equipment resellers (auctioneers, stocking dealers, brokers, etc.), and the in-house expertise of an experienced equipment leasing staff.

•	Tell us how often you evaluate the residual value of leased assets for impairment.

Response: Northern Trust conducts a comprehensive residual portfolio analysis annually in compliance with Financial Accounting Standards Board Statement of Financial Accounting Standard (SFAS) No. 13, Accounting for Leases. Northern Trust’s residual risk management also includes ongoing monitoring of the Corporation’s leasing portfolio and related industries in order to provide for the timely identification of events which may indicate the need for an assessment of recorded residual values in advance of the annual review.

•	Specifically explain how you determined the gains and losses recognized in 2002 related to the sale of leased equipment and the write-off of the leased aircraft.

Response: The gains from the sale of leased equipment recognized in 2002 were determined by the difference between the net sale price of the assets sold at the end of their scheduled lease terms and their recorded residual values at the date of sale.

Ms. Angela Jackson

Senior Accountant

U.S. Securities and Exchange Commission

September 27, 2005

The Corporation’s assessment and subsequent write-off of the recorded residual value of the commercial aircraft leased to United Airlines was triggered by that lessee’s filing of bankruptcy. The amount of the write-off of the leased equipment was based on a market valuation that included a review of trade publications and discussions with consultants in the industry. This valuation determined that the then current fair market value of the aircraft was below the amount of the senior non-recourse debt obligations that were secured by the aircraft. This required a full write-off of our recorded residual value and no recovery of our recorded loss was realized subsequent to the write-off.

In order to enhance the Corporation’s disclosures regarding its leasing activities, Northern Trust will provide within the Accounting Policies footnote in its Form 10-K at December 31, 2005 and all subsequent annual filings additional information regarding the Corporation’s method for determining end of lease term residual values of leased assets and the process and frequency of evaluation of residual values for possible impairment.

Note 24 – Contingent Liabilities, page 90

2.	You disclose that you and one of your subsidiaries are named as a defendant in several Enron-related class action suits. Please tell us and revise future filings to disclose the possible range of loss that may result from your lawsuits, or explain why you cannot estimate a range of possible loss. Refer to paragraph 10 of SFAS 5.

Response: Northern Trust states in Footnote 24 “Contingent Liabilities” on page 90 of the 2004 Annual Report the following with respect to pending and threatened legal actions against the Corporation, including the Enron-related class actions:

In view of the inherent difficulty of predicting the outcome of such matters, the Corporation cannot state what the eventual outcome of these matters will be; however, based on current knowledge and after consultation with legal counsel, management does not believe that judgments or settlement, if any, arising from pending or threatened legal actions, regulatory matters or challenges from tax authorities, either individually or in the aggregate, would have a material adverse effect on the consolidated financial position or liquidity of the

Ms. Angela Jackson

Senior Accountant

U.S. Securities and Exchange Commission

September 27, 2005

Corporation, although they could have a material effect on operating results for a particular period.

Northern Trust will revise the “Contingent Liabilities” footnote in future filings with the following language regarding pending and threatened legal actions against the Corporation, including the Enron-related class action suits, as appropriate:

In view of the inherent difficulty of predicting the outcome of such matters, particularly actions that seek very large damages based on novel and complex damage and liability legal theories, and involve a large number of parties, the Corporation cannot state with confidence the eventual outcome of these matters or the timing of their ultimate resolution, or estimate the possible loss or range of loss associated with them.

This language would, of course, be modified when necessary to exclude any matters described in the footnote where Northern Trust has been able to estimate the possible loss or range of loss. The language reflects our view that currently we are unable to estimate with confidence the possible loss or range of loss in connection with the Enron-related class action suits.

Note 25 – Derivative Financial Instruments, page 91

3.	Given the significance of derivatives to your risk management objectives and the multitude of derivative instruments that you use, please tell us and revise future filings to more clearly describe your objectives for holding or issuing such instruments. Consider providing the following information in a tabular format to summarize your hedging strategies:

•	Identify each type of asset or liability for which you employ hedging strategies;

•	Identify the types of market risk associated with each asset or liability identified above;

•	Identify the financial instruments, including the types of derivatives, which you use to manage each of these risks;

Ms. Angela Jackson

Senior Accountant

U.S. Securities and Exchange Commission

September 27, 2005

•	Disclose the hedging classification for each derivative instrument; and

•	Identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of each hedging strategy.

Response: As described in the Corporation’s 2004 Annual Report to Shareholders in Footnote 25 “Derivative Financial Instruments” on page 91, Northern Trust is a party to various derivative financial instruments that are used in the normal course of business as part of its asset/liability management activities; to meet the risk management needs of its clients; and as part of its trading activity for its own account. As further detailed on page 91 in tabular format, derivative instruments employed by the Corporation in its risk management efforts represented only $1.3 billion, or approximately 3%, of the total $42.1 billion in notional amount of derivative financial instruments as of December 31, 2004. The remaining $40.8 billion, or approximately 97%, of the total contractual/notional amount of derivative financial instruments as of December 31, 2004 related to client and trading related activities.

Foreign exchange contracts represented 99% of the December 31, 2004 notional amount of client and trading related derivatives. As part of its management of client and trading related derivative activities, Northern Trust regularly measures the risk of loss using a value at risk (VaR) statistical model that provides an estimate of the potential loss in earnings from adverse shifts in foreign currency exchange rates. Northern Trust’s exposure related to foreign currency positions is tightly managed as reflected by the average, high and low VaR for the year ended December 31, 2004 of $221 thousand, $466 thousand and $104 thousand, respectively, as disclosed in the Corporation’s 2004 Annual Report to Shareholders in the “Foreign Exchange Trading” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 58.

Disclosure regarding the Corporation’s objectives for holding and issuing derivative financial instruments and its recognition of ineffectiveness and of net gains and losses, if any, as of December 31, 2004 can be found in the Corporation’s 2004 Annual Report to Shareholders in Footnote 25 “Derivative Financial Instruments” on page 92, within the “Asset/Liability Management Instruments” subsection which begins on page 91. We have reproduced that information below in reduced font, by hedging classification, and provided information regarding December 31, 2004 notional amounts and methods of assessing hedge effectiveness, as applicable.

Ms. Angela Jackson

Senior Accountant

U.S. Securities and Exchange Commission

September 27, 2005

Fair Value Hedge Designations

As of December 31, 2004, certain interest rate swaps were designated and qualified as fair value hedges against changes in LIBOR interest rates for specific fixed rate agency and asset-backed securities. There was no ineffectiveness in fair value hedges through December 31, 2004.

At December 31, 2004, Northern Trust had $510.5 million in notional amount of interest rate contracts designated as fair value hedges of investment securities for which it employed the short cut method to assess effectiveness.

Cash Flow Hedge Designations

Certain derivatives may be designated as hedges against exposure to variability in expected future cash flows attributable to particular risks, such as fluctuations in foreign exchange or interest rates. Northern Trust currently uses cash flow hedges to reduce or eliminate the exposure to changes in foreign exchange and LIBOR interest rates. As of December 31, 2004, certain forward foreign exchange contracts were designated and qualified as cash flow hedges against changes in certain forecasted foreign denominated revenue and expenditure transactions. It is estimated that a net gain of $.5 million will be reclassified into earnings within the next 12 months. The maximum length of time over which these hedges will exist is 15 months. Cash flow ineffectiveness was negligible through December 31, 2004.

At December 31, 2004, Northern Trust had $383.5 million in notional amount of foreign exchange contracts designated as cash flow hedges of forecasted foreign currency denominated transactions for which it assessed effectiveness through the matching of critical terms.

Net Investment Hedge Designations

Northern Trust has designated specific forward foreign currency contracts as hedges against foreign currency exposure for net investments in foreign affiliates. For the year ended December 31, 2004, a net loss of $.9 million was recorded in accumulated other comprehensive income.

At December 31, 2004, Northern Trust had $212.0 million in notional amount of foreign exchange contracts designated as hedges of net investments in foreign affiliates for which it assessed effectiveness through the matching of critical terms.

Ms. Angela Jackson

Senior Accountant

U.S. Securities and Exchange Commission

September 27, 2005

Other Derivatives not Designated as Hedges

Forward foreign exchange contracts were used to reduce exposure to fluctuations in the dollar value of capital investments in foreign subsidiaries and from foreign currency assets and obligations. Realized and unrealized gains and losses on such contracts are recognized as a component of other operating income. Credit default swaps are used to mitigate exposure to a borrower’s inability to pay on their loan obligation or other credit related event. Credit default swaps are adjusted to their fair market value each quarter with gains or losses recorded as adjustments to income for that period.

At December 31, 2004, Northern Trust had $57.0 million in notional amount of foreign exchange contracts utilized to manage foreign currency risk and $97.5 million in notional amount of credit default swap contracts utilized to manage credit risk which were not designated as hedges under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended.

In order to clarify Northern Trust’s objectives for holding and issuing derivative financial instruments, Northern Trust will revise future 10-K filings to provide information regarding its objectives in closer proximity to its existing discussion regarding the nature of derivative instruments it employs, and to better differentiate derivative financial instruments employed for the Corporation’s risk management purposes from those related to client and trading activities.

Northern Trust will also revise future 10-K filings to include the following tables identifying the types and classifications of derivative instruments used to manage risk, their notional and fair values and the respective market risks addressed.

Derivative Financial Instruments - Designated as Hedges

				December 31, 2004
(in Millions)	Hedge Instrument	Hedge Classification	Risk Classification	Notional Value	Fair Value
Available-for-sale investment securities	Interest Rate Swap Contracts	Fair Value	Interest Rate	$510.5	$(7.1)
Forecasted Foreign Currency Denominated Transactions	Foreign Exchange Contracts	Cash Flow	Foreign Currency	383.5	0.8
Net Investments in Foreign Affiliates	Foreign Exchange Contracts	Net Investment	Foreign Currency	212.0	(21.2)

Ms. Angela Jackson

Senior Accountant

U.S. Securities and Exchange Commission

September 27, 2005

Derivative Financial Instruments - Not Designated as Hedges

			December 31, 2004
(in Millions)	Instrument	Risk Classification	Notional Value	Fair Value
Held-to-maturity investment securities	Foreign Exchange Contracts	Foreign Currency	$19.4	$(0.1)
Loans & Leases – Commercial and Other	Credit Default Swap Contracts	Credit	97.5	0.6
Loans & Leases – Commercial and Other	Foreign Exchange Contracts	Foreign Currency	24.9	(0.4)
Net Investments in Foreign Affiliates	Foreign Exchange Contracts	Foreign Currency	12.7	(0.1)

*****

As requested by the Commission staff’s letter, the Corporation acknowledges that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Angela Jackson

Senior Accountant

U.S. Securities and Exchange Commission

September 27, 2005

If you have any questions regarding this letter, please call me at (312) 630-6694 or Richard D. Kukla, Senior Vice-President, Deputy Controller at (312) 444-7408.

Very truly yours,

/s/ Aileen B. Blake
Aileen B. Blake
Executive Vice President, Controller

cc: Isa Farhat